Exhibit 23.3

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated April 26, 2013 with respect to the combined financial statements of the High Plains Broadcasting Operating Company LLC and Newport Television LLC Stations in Bakersfield, CA and Fresno, CA as of December 31, 2012, 2011 and 2010 and for the years then ended included in the Current Report on Form 8-K of Nexstar Broadcasting Group, Inc. filed with the SEC on May 1, 2013, which is incorporated by reference in this Registration Statement. We consent to the incorporation by reference in this Registration Statement of the aforementioned report, and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

Wichita, Kansas

October 9, 2013